June 12, 2020

Via E-mail

J rgen K stner
Head of Investor Relations
Kreditanstalt f r Wiederaufbau (KfW)
Palmengartenstra e 5-9
60325 Frankfurt am Main
Federal Republic of Germany

Re:      KfW
         Federal Republic of Germany
         Registration Statement under Schedule B
         Filed May 18, 2020
         File No. 333-238461

         Form 18-K for the Fiscal Year Ended December 31, 2019
         Filed May 15, 2020
         File No. 033-25769-01

Dear Mr. K stner:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

      1. To the extent possible, please update all information and statistics in the registration statement and Form 18-K to include the most recent available information. In some instances, we note differences between the data in the Form 18-K and your publicly
 J rgen K stner
June 12, 2020


       available 2019 financial reports, including, for example, your chart "Foreign Direct
       Investment, page G23" that discusses 2017 data.

Front Cover Page

    2. Please revise the footnotes to the chart for the calculation of the registration fee to include the rule that you are relying upon to carryover the shares from the prior registration statement.

Form 18-K filed May 15, 2020

Exhibit 99.D

Recent Developments, page 5

    3. Please update this section throughout, as necessary, for each of KfW, Germany and the
       EU, to include additional information on the material effects of and response to the global
       COVID-19 pandemic. We note, for example, news reports of assistance to Lufthansa, social distancing measures and additional recovery packages.

Export and Project Finance (KfW IPEX-Bank), page 32

    4. Here and elsewhere, please include discussion of any material issues related to KfW
       IPEX-Bank and the Luanda Leaks investigation, as has been reported in the press.

The Federal Republic of Germany, page G-1

    5. To the extent material, please include discussion of any social or geo-political risks. We note, for example, reports of terrorism, racial tensions, and recent unrest.

The European Union and European Integration, page G-3

    6. Please include a discussion of any material effects on KfW and Germany related to the political or economic stability of the EU, including the United Kingdom's decision to leave the EU or the risk of a future credit crisis.

Wind-Up Institutions, page G-28

    7. Please include the missing data on the combined asset of portfolios as of Dec. 31, 2019 at the end of the first paragraph under this heading.


Closing Comment

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 J rgen K stner
June 12, 2020



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.

                                                           Sincerely,



                                                           Division of
Corporation Finance
                                                           Office of
International Corporate
                                                           Finance

cc:    Sophie A. Moeder
       Sullivan & Cromwell LLP